ARMEAU BRANDS INC.
1805-141 Lyon Court
Toronto, ON Canada, M6B 3H2
 Telephone: (647) 640-3625

May 6, 2016
VIA EDGAR
Securities and Exchange Commission
100 F. Street, NE
 Washington, D.C. 20549-7410
Attention:	John Reynolds, Assistant Director Office of Beverages, Apparel and Mining

Dear Sirs:
Re: Armeau Brands Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed April 19, 2016 File No. 333-210190
Further to the filing of an amended registration statement on Form S-1/A #2 filed by the Company on May 6, 2016 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated April 28, 2016 regarding the Company’s Registration Statement on Form S-1/A #1. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Summary
1.	Please reconcile the calculation of 25% of the offering as set forth on page 5 with the use of proceeds.
Response: The Company has amended the registration statement to reconcile the calculation of 25% of the offering.
Liquidity and Capital Resources, page 30
2.
We note your revisions in response to prior comment 10 regarding possible alternative sources of financing. Please disclose how you plan to address the funds necessary to achieve your business plan, in the event you are unable to raise sufficient funds in this offering, as previously requested in our comment, including such alternative sources.

Response: The Company has amended the registration statement to disclose possible alternative sources of financing and how the Company plans to address the funds necessary to achieve the business plan in the event the Offering is not completed.
Security Ownership of Certain Beneficial Owners…, page 36
3.	We reissue prior comment 12. Please provide the disclosure as of the date of the table without assuming the completion of the offering.
Response: The Company has amended the registration statement to provide the disclosure as of the date of the table without assuming completion of the offering.

4.	Refer to prior comment 13. It appears you continue to provide disclosure under Changes in Control as of January 31, 2016. Please update your disclosure, as requested.
Response: The Company has amended the registration statement to provide disclosure under Changes in Control as the most recent practicable date.
Promoters…, page 37
5.	Please provide the disclosure required by Item 404(c)(1) of Regulation S-K regarding your relations with Arto Tavukciyan.
Response: The Company has amended the registration statement to provide the disclosure required by Item 404(c)(1) of Regulation S-K.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,

ARMEAU BRANDS INC.

Per:            /s/Cassandra Tavukciyan
Cassandra Tavukciyan
Director, President and Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer  (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)